UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Glas-Aire Industries Group Ltd.

                                (Name of Issuer)

                          Common Stock, $0.01 par value
                                      ----
                         (Title of Class of Securities)

                                   376796 10 8

                                 (CUSIP Number)

                               Henry F. Schlueter
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                             Telephone: 303-292-3883
                                Fax: 303-296-8880
                        E-mail: 76304.3546@compuserve.com

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 376796 10 8

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Edward Ting


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) /X/

                                                                         (b) /_/
-
3    SEC USE ONLY
-
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

                                  7     SOLE VOTING POWER
                                        0
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     0
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) /___/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

CUSIP No. 376796 10 8

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Viola Ting


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) /X/

                                                                         (b) /_/
-
3    SEC USE ONLY
-
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

                                  7     SOLE VOTING POWER
                                        0
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     0
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) /___/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain Issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because off the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I. R.
S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

General Instructions
--------------------

     A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

     B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

     C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership;
(ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii),
(iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1. Security and Issuer
---------------------------

     This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of Glas-Aire Industries Group Ltd., a Nevada corporation, 37 Grandview Highway, Vancouver, B.C., Canada V5M 2E9.

Item 2. Identity and Background
-------------------------------

(a)  This statement on Schedule 13D is filed by the following:

                  Edward Ting, a natural person
                  Viola Ting, a natural person

(b) The residence address of Edward and Viola Ting is 21045 Comer Drive, Saratoga, California 95070.

(c) Edward Ting is President of Electrocon International Inc., a limited liability International Business Company formed under the laws of the British Virgin Islands.

     Viola Ting is a housewife.

(d) and (e) During the last five years, neither Edward Ting nor Viola Ting has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. Edward Ting is a citizen of the United States of America. Viola Ting is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     Not Applicable

Item 4. Purpose of Transaction
------------------------------

     Edward Ting and Viola Ting have divested themselves of any ownership in Glas-Aire Industries Group Ltd.

     Depending upon market conditions and other factors that they may deem material, Edward or Viola Ting may purchase additional shares of Common Stock or related securities in open market or privately negotiated transactions or otherwise.

     In conjunction with the sale of the Common Stock, Edward Ting and Clement Cheung resigned from the board of directors of Glas-Aire Industries Group Ltd. and Messrs. William R. Ponsoldt, Sr. and Marc H. Baldinger were elected to fill the vacancies created by their resignations.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

(a) As a result of the sale of 513,915 shares of Common Stock of Glas-Aire Industries Group Ltd., neither Edward nor Viola Ting owns any shares of that company.

(b) Edward and Viola Ting do not have sole or shared power to vote or direct the vote of, or to dispose or direct the disposition of, any shares of Common Stock of Glas-Aire Industries Group Ltd.

(c)  The following transactions were effected by the persons listed in paragraph
     (a) above within the past sixty (60) days:

     Edward Ting sold 375,186 shares of Glas-Aire Industries Group Ltd. Common Stock on April 16, 1999, for an aggregate consideration of $1,360,092, or $3.625 per share, in a private transaction.

     Viola Ting sold 138,729 shares of Glas-Aire Industries Group Ltd. Common Stock on April 16, 1999, for an aggregate consideration of $502,908, or $3.625 per share, in a private transaction.

(d)  Not Applicable

(e) Edward Ting and Viola Ting ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock of Glas-Aire Industries Group Ltd. as of April 16, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this statement on Schedule 13D or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except as follows:

     An aggregate of 200,000 of the 513,915 shares of Glas-Aire Industries Group Ltd. sold by Edward and Viola Ting have been pledged to Edward Ting as security for the repayment of a promissory note in the principal amount of $650,000 issued by the purchaser of the 513,915 shares in partial payment for the shares.

Item 7. Material to Be Filed as Exhibits
----------------------------------------

Exhibit A--Joint Filing Agreement

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26,1999

                                                   Signature:


                                                   /s/ Edward Ting
                                                   -----------------------------
                                                   Edward Ting


                                                   /s/ Viola Ting
                                                   -----------------------------
                                                   Viola Ting



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Glas-Aire Industries Group, Ltd., dated April 26, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated as of: April 26, 1999

                                                   Signature:


                                                   -----------------------------
                                                   Edward Ting


                                                   -----------------------------
                                                   Viola Ting